Exhibit 99.6

Disclosure of Transactions in Own Shares

Paris, August 21, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 26, 2023, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from August 14 to August 18, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
14/08/2023	279,658	56.821232	15,890,512.10	XPAR
14/08/2023	190,000	56.680025	10,769,204.75	CEUX
14/08/2023	35,000	56.741581	1,985,955.34	TQEX
14/08/2023	15,000	56.952657	854,289.86	AQEU
15/08/2023	322,854	56.305785	18,178,547.91	XPAR
15/08/2023	160,000	56.279303	9,004,688.48	CEUX
15/08/2023	30,000	56.326734	1,689,802.02	TQEX
15/08/2023	20,000	56.345416	1,126,908.32	AQEU
16/08/2023	343,718	56.223775	19,325,123.50	XPAR
16/08/2023	140,000	56.182021	7,865,482.94	CEUX
16/08/2023	30,000	56.178364	1,685,350.92	TQEX
16/08/2023	20,000	56.201880	1,124,037.60	AQEU
17/08/2023	393,036	56.612931	22,250,919.95	XPAR
17/08/2023	116,000	56.635652	6,569,735.63	CEUX
17/08/2023	21,000	56.576829	1,188,113.41	TQEX
17/08/2023	14,000	56.515320	791,214.48	AQEU
18/08/2023	307,780	56.582488	17,414,958.16	XPAR
18/08/2023	175,000	56.477991	9,883,648.43	CEUX
18/08/2023	27,000	56.482013	1,525,014.35	TQEX
18/08/2023	35,000	56.467927	1,976,377.45	AQEU
Total	2,675,046	56.484967	151,099,885.57

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).